                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         ALLIANCE GAMING CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.10 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   364654 10
              ---------------------------------------------------
                                (CUSIP Number)

                                 Craig Fields
                                Joel Kirschbaum
                                 David Robbins
                      c/o Kirkland Investment Corporation
                              9 West 57th Street
                           New York, New York  10019
                    Attention:  Joel Kirschbaum, President
                                (212) 888-2399

                                with a copy to:

                       O'Sullivan Graev & Karabell, LLP
                             30 Rockefeller Plaza
                           New York, New York  10112
                        Attention:  David Robbins, Esq.
                                (212) 408-2400
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              September 20, 1995
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D


CUSIP NO.     364654 10                                   PAGE  2  OF  9  PAGES
         -----------------------                               ---    ---

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Craig Fields
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     x
     See Item 5                                                     (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        125,000  See Items 4 and 5
  NUMBER OF         ------------------------------------------------------------
   SHARES            8  SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY EACH       ------------------------------------------------------------
  REPORTING          9  SOLE DISPOSITIVE POWER
   PERSON               125,000   See Items 4 and 5
    WITH            ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000   See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%  (See Item 13 of Page 3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.     364654 10                                   PAGE  3  OF  9  PAGES
         -----------------------                               ---    ---

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joel Kirschbaum
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     x
     See Item 5                                                     (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                       1,422,222  See Items 4 and 5
  NUMBER OF        ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY           -0-
OWNED BY EACH      ------------------------------------------------------------
  REPORTING         9  SOLE DISPOSITIVE POWER
   PERSON              1,422,222  See Items 4 and 5
    WITH           ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,422,222   See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.9% (based on 11,654,150 outstanding shares of common stock, 1,333,333 outstanding shares of special stock and an aggregate of 100,000 shares to be issued in the transactions described herein)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.     364654 10                                   PAGE  4  OF  9  PAGES
         -----------------------                               ---    ---

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Robbins
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     [x]
     See Item 5                                                     (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e).                                                    [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                        31,111  See Items 4 and 5
  NUMBER OF         ------------------------------------------------------------
   SHARES            8  SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY EACH       ------------------------------------------------------------
  REPORTING          9  SOLE DISPOSITIVE POWER
   PERSON               31,111  See Items 4 and 5
    WITH            ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,111   See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


INTRODUCTION

       This Statement filed by Dr. Craig Fields, Mr. Joel Kirschbaum and Mr. David Robbins amends and restates the Schedule 13D, dated June 23, 1994, filed by Mr. Kirschbaum, Kirkland Investment Corporation, a Delaware corporation, Kirkland-Ft. Worth Investment Partners, L.P., a Delaware limited partnership, and Gaming Systems Advisors, L.P., a Delaware limited partnership, as amended by Amendment No. 1 filed by such persons and Dr. Craig Fields, Mr. Jay R. Gottlieb and Mr. Robbins, with respect to the common stock, par value $.10 per share (the "Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (formerly United Gaming, Inc.) (the "Company").

ITEM 1. SECURITY AND ISSUER.

       This Amendment No. 2 to Schedule 13D relates to the Common Stock of the Company. The address of the Company's principal executive office is 4380 Boulder Highway, Las Vegas, Nevada 89121.

ITEM 2. IDENTITY AND BACKGROUND.

       (a)-(c) This Amendment is being filed by Messrs. Fields, Kirschbaum and Robbins in respect of the transactions describd herein.

       The business address of Messrs. Fields and Kirschbaum is as previously reported. The business address of Mr. Robbins is c/o O'Sullivan Graev & Karabell, LLP, 30 Rockefeller Plaza, New York, New York 10112.

       (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 is amended by adding the following text to the end thereof:

       The source of funds for the investment described herein is personal funds of Mr. Kirschbaum and Mr. Robbins, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

       Item 4 is amended by adding the following text to the end thereof:

       Pursuant to Dr. Fields' existing agreement with the Company, options for an additional 62,500 shares (in addition to the 62,500 shares for which Dr. Fields has exercisable options) will become exercisable within the next 60 days.

       As of September 15, 1995, Mr. Kirschbaum and Mr. Robbins each signed a letter agreement with the Company and on September 20, 1995, Mr. Kirschbaum and Mr. Robbins and certain other unaffiliated investors each signed a purchase agreement with the Company (collectively, the "Agreements"), providing that Mr. Kirschbaum will invest $400,000 and Mr. Robbins will invest $50,000 to purchase shares of Common Stock at a price of $4.50 per share, effective only upon consummation of the Company's existing tender offer for shares of Bally Gaming International, Inc., a Delaware corporation. In connection therewith, each of Mr. Kirschbaum and Mr. Robbins shall receive a commitment fee from the Company initially equal to 1.5% of such person's aggregate commitment and thereafter, if such commitment is extended beyond six weeks, an additional commitment fee of
 .25% per week for a maximum of six additional weeks. Such investment and commitment fees are on the same terms and conditions as commitments simultaneously received from the Company from certain unaffiliated investors.

       Other than as described above in Item 4, none of the Reporting Persons have any plans or proposals relating to any of the items described in items (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       Item 5, as it relates to Messrs. Fields, Kirschbaum and Robbins is amended as follows:

       (a) Mr. Kirschbaum may be deemed to own beneficially 1,422,222 shares of Common Stock issuable upon conversion of shares of special stock held by KFW, constituting approximately 10.9% of the shares of Common Stock deemed outstanding. Dr. Fields may be deemed to own beneficially 125,000 shares of Common Stock issuable upon exercise of presently exercisable options, constituting less than 1% of the Common Stock outstanding. Mr. Robbins may be deemed to own beneficially 31,111 shares of Common Stock, representing less than 1% of the Common Stock outstanding, that he may acquire upon exercise of an option to acquire Special Stock, which option is exercisable within 60 days, and in connection with the transactions described herein.

       (b) Other than as described in Item 4 or Item 6, no person other than the Reporting Persons at present has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

       The Agreements provide for, among other things, the purchase of Common Stock as described in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1 -- Form of Joint Filing Agreement

       Exhibit 2 -- Form of Letter Agreement between the Company and each of Mr. Kirschbaum and Mr. Robbins.

       Exhibit 3 -- Form of Purchase Agreement between the Company and each of Mr. Kirschbaum and Mr. Robbins and other purchasers.

                                   SIGNATURE


       After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 26, 1995

                                   -------------------------------------
                                             Joel Kirschbaum

                                   -------------------------------------
                                               Craig Fields

                                   -------------------------------------
                                               David Robbins


                                                       SEQUENTIALLY
                                                         NUMBERED
     EXHIBIT NO.                DESCRIPTION                PAGE

Exhibit 1                    Form of Joint Filing
                             Agreement

Exhibit 2                    Form of Letter
                             Agreement between the
                             Company and each of Mr.
                             Kirschbaum and Mr.
                             Robbins

Exhibit 3                    Form of Purchase
                             Agreement between the
                             Company and each of Mr.
                             Kirschbaum and Mr.
                             Robbins and other
                             purchasers